United States
                   	Securities and Exchange Commission
                         	Washington, D.C. 20549

                              	SCHEDULE 13G

               	Under the Securities Exchange Act of 1934




                          	BIOPHARMACEUTICS, INC.
                      	-----------------------------
                            	(Name of Issuer)


                              	Common Stock
                      	-----------------------------
                      	(Title of Class of Securities)

                            	  090646-10-0
                      	-----------------------------
                             	(CUSIP Number)

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CUSIP No.	  090646-10-0						Page 1 of 3

1.	Names of Reporting Persons:

	Dynamic Corporate Holdings Corporation

2.	Check the appropriate box if a member of a Group.

	(a)
	(b)  X

3.	SEC USE ONLY


4.	Citizenship or Place of Organization

	Organized in the British Virgin Islands

5.	Sole Voting Power

	3,333,333 shares

6.	Shared Voting Power

	None.

7.	Sole Dispositive Power

	3,333,333 shares

8.	Share Dispositive Power

	None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,333,333 shares

10.	Check Box if Aggregate Amount in Row 9 excludes certain Shares

	Not applicable.

11.	Percent of Class Represented by Amount in Row 9.

	14.5%

12.	Type of Reporting Person

	CO


Item 1.	(a)	Name of Issuer:  Biopharmaceutics, Inc.
      		(b)	Address of Issuer's Principal Executive Offices:  990 Station Road,
            Bellport, New York 11713

Item 2.	(a) 	Name of Filing:  Dynamic Corporate Holdings Corporation, a BVI
             Corporation.
      		(b)	Residence of President:  520 S. Lucerne Boulevard, Los Angeles,
            California 90020.
      		(c)	Citizenship:  British Virgin Islands
      		(d)	Title of Class of Securities:   Common Stock
		      (e)	CUSIP Number:    090646-10-0

Item 3. 	If this Statement if filed pursuant to Rule 13d-1(b) or 13(d)-2(b), check whether person filing is a:

		Not applicable.

Item 4.	Ownership

	(a)	3,333,333 shares

	(b)	Percent of Class:  14.5%

	(c)	i.	Sole Voting Power of 3,333,333 shares
   		ii.	Shared Voting Power of 0 shares
		   iii.	Sole Dispositive Power of 3,333,333 shares
		   iv. Shared Dispositive Power of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		3,333,333 shares of common stock owned by Dynamic Corporate Holdings
  Corporation of which Jonathan Rosen is a 50% owner and John Figliolini is a
  50% owner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of a Group.

		Not applicable.

Item 9.	Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of change or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such persons or effect.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 					DYNAMIC CORPORATE HOLDINGS CORPORATION


                               					By:/s/Jonathan Rosen
                                						-------------------------
                                						JONATHAN ROSEN, PRESIDENT